

Mail Stop 3561

October 3, 2017

Via E-mail
Choi Lin Hung
President
Jerash Holdings (US), Inc.
Al-Tajamouat Industrial Estate
Sahab – P.O. Box 22
Amman, 11636, Jordan

    Re: Jerash Holdings (US), Inc.
              Amendment No. 3 to Registration Statement on Form S-1
              Filed September 29, 2017
              File No. 333-218991

Dear Mr. Choi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 19, 2017 letter.

General

1.   We note that you have added to the registration statement common stock and common stock underlying warrants that appear to have been issued in the private placement closings on August 18, 2017 and September 27, 2017. Please advise how the issuance of these shares was a completed private placement prior to the filing of the initial registration statement. Please consider Question 134.01 of the Securities Act Sections Compliance and Disclosure Interpretations.

<u>Exhibits</u>

2.   We note your revised exhibits 10.1, 10.2, 10.7, 10.8 and 10.9. It appears you are continuing to redact information from the signature pages including addresses and phone numbers. Please advise whether that information was not part of the original contracts or submit a confidential treatment request for the redacted information.

You may contact Raj Rajan, Staff Accountant, at 202 551-3388 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Alexander R. McClean, Esq.
       Harter Secrest & Emery LLP